

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
John Coulter
Chief Executive Officer
Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, Canada T6H 5R7

      Re: **Titan Trading Analytics Inc.**
             Form 20-F for the Fiscal Year Ended October 31, 2010
             Filed April 29, 2011
             File No. 000-25289

Dear Mr. Coulter:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Stephen Krikorian

                           Stephen Krikorian
                           Accounting Branch Chief